SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For December 7, 2018

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-226422) OF MORPHOSYS AG AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

Exhibits

99.1	Ad hoc: MorphoSys Announces that According to a Presentation Title at an Upcoming Conference, Guselkumab Demonstrates Superior Long-Term Responses to Secukinumab at Week 48 in the Treatment of Moderate to Severe Psoriasis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: December 7, 2018	By:	/s/ Jens Holstein
Name: Jens Holstein
Title: CFO

	By:	/s/ Hans-Joachim Orlowski
		Name:	Hans-Joachim Orlowski
		Title:	Associate Director Corporate Communications and Investor Relations